Exhibit 21.1

Subsidiaries of

Anchor BanCorp Wisconsin, Inc.

Exact Name of Subsidiaries of Registrant as Specified in their Charter	State or Other Jurisdiction of Incorporation or Organization
ADPC Corporation	Wisconsin

AnchorBank, fsb	Federal

Investment Directions, Inc.	Wisconsin